SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME N. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE EXTRAORDINARY

SHAREHOLDERS’ MEETING

HELD ON MAY 13, 2022

I. DATE, TIME AND PLACE: Upon first call, on May 13, 2022, at 10:00 a.m. São Paulo time, at Praça Comte. Linneu Gomes, s/n, gate 3, in the meeting room of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. (“Company”), Zip Code 04626-020, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, Brazil.

II. PRIOR PUBLICATIONS: Call notice published under the terms of §1 of Article 124 of Law n. 6404, dated December 15, 1976 (“Corporations Act”), in Valor Econômico newspaper on April 13, 14 and 16, 2022, on pages A10, B04 and A12, respectively.

III. ATTENDANCE: Shareholders representing the Company’s total voting capital stock attended the meeting, according to information contained in the Shareholders’ Attendance Register.

IV. CHAIRMANSHIP OF THE MEETING: Constantino de Oliveira Junior – Chairman; Ana Beatriz Margarido Pires de Almeida Lobo – Secretary.

V. AGENDA: To pass resolutions on: (i) to increase the number of members of the Company’s Board of Directors; (iii) to elect a new member to the Company’s Board of Directors appointed by American Airlines, Inc.; and (iii) to approve the granting of a put option by the Company to American Airlines, Inc.

VI. RESOLUTIONS ADOPTED: After the necessary explanations and a detailed analysis of the agenda and the related documents, the following resolutions were passed:

i.	by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes), approval of the increase of the number of members of the Company’s Board of Directors;

ii.	by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes), approval of election of Mr. Anmol Bhargava, US citizen, married, bearer of US Passport No. 567476381, domiciled at 8116 Mountain Spring Dr., North Richland, Texas, USA, 76180, represented by his attorney-in-fact, Mrs. Erika Sayuri Sato, Brazilian, single, bearer of the identity card RG No. 26.602.256-X SSP-SP and enrolled with the CPF/ME under No. 083.840.728-50, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Marques de Itu, No. 679, apt. 111, Vila Buarque, Zip Code 01223-001, to the Company’s Board of Directors, who will serve for the same term of office as the Company’s Board of Directors elected on the Annual Shareholder’s Meeting held on April 29, 2022,

Mr. Anmol is an Independent Director of the Company, under the terms of item 5.3 of the Corporate Governance Differentiated Practices Regulation - Level II of the B3 S.A. - Brasil, Bolsa, Balcão. The director now elected declared, in accordance with the provisions in Article 37, item II, of Law n. 8934/94 and in Article 147, paragraphs 1 and 2, of the Corporations Act, not to have been charged for any crime provided for by law or included in the legal restrictions which would prevent him from exercising business activities. The instruments of investiture of the director now elected, with the statements confirming that there are no legal restrictions on him to exercise business activities, were duly signed.

iii.	by unanimous vote of shareholders with voting rights present (representing 2,863,682,710 votes), approval of the put option to be granted by the Company to American Airlines Inc., triggered in case of the Company’s change of control, pursuant to the Management’s Proposal for this Shareholder’s Meeting. The Option will grant American Airlines the right to sell the shares issued by GOL to the Company at the same price per-share received by the controlling shareholder of GOL in case of a transaction that results in the Company's change of control.

VII. MINUTES, PUBLICATIONS AND CLARIFICATIONS: The minutes of this Annual General and Extraordinary Shareholders’ Meeting were authorized to be drawn-up in summary form, as set forth in §1 of Article 130 of the Corporations Act. Further, by unanimous vote of the shareholders present, the proposal for publication of these minutes by omitting the signatures of the shareholders was approved.

VIII. APPROVAL AND SIGNING OF THE MINUTES: The word was offered to whoever might wish to use it and, as nobody did so, the meeting was adjourned for the time necessary to draw up these minutes. After the meeting was reopened, these minutes were projected, and checked approved by the Shareholders and signed by the Chairman and Secretary of the meeting, having been considered signatory of the minutes, pursuant to article 21-V, § 1, of ICVM 481/09, the Shareholders who registered their presence in the electronic digital participation system provided by the Company.

IX. SIGNATURES: Chairman: Constantino de Oliveira Junior. Secretary: Ana Beatriz Margarido Pires de Almeida Lobo

SHAREHOLDERS PRESENT VIA IN PERSON PARTICIPATION: MOBI FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR; RICARDO CONSTANTINO; HENRIQUE CONSTANTINO; CONSTANTINO DE OLIVEIRA JÚNIOR; JOAQUIM CONSTANTINO NETO.

This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, May 13, 2022.

Chairmanship of the Meeting:

_________________________________	__________________________________
Constantino de Oliveira Junior Chairman	Ana Beatriz Margarido Pires de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer